Exhibit 99.1

FCA publishes agenda for the 2020 AGM

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that it has published the agenda and the explanatory notes for the 2020 Annual General Meeting of Shareholders (“AGM”), which will take place on June 26, 2020 in Amsterdam.
FCA’s AGM notice and agenda and explanatory notes, other AGM materials and, in light of the continuing COVID-19 outbreak, instructions for voting and submitting questions in advance of the meeting and to follow the AGM remotely, are available on FCA’s investor relations website at http://www.fcagroup.com, where they can be viewed and downloaded.1 Shareholders may request a hard copy of these materials, which include FCA's audited financial statements, free of charge, through the contact below.
London, 15 May 2020

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1The 2019 Annual Report and the annual report on Form 20-F are available on the Company’s website (www.fcagroup.com) at https://www.fcagroup.com/en-us/investors/financial_regulatory/financial_reports/pages/2019.aspx or at https://www.fcagroup.com/it-IT/investors/financial_regulatory/financial_reports/Pages/2019.aspx. The AGM notice, explanatory notes and other AGM materials are available on the corporate website at https://www.fcagroup.com/en-us/investors/stock_info_and_shareholder_corner/shareholder_meetings/pages/default.aspx or at
https://www.fcagroup.com/it-it/investors/stock_info_and_shareholder_corner/shareholder_meetings/Pages/default.aspx

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com